Exhibit 99.3
Cascades Prices Offering of US$500 Million and Cdn$200 Million of Senior Notes
     KINGSEY FALLS, QUEBEC, CANADA, November 19, 2009— Cascades Inc. (CAS on the Toronto Stock Exchange) announced today that it has priced its private placement of US$500 million aggregate principal amount of 7 3/4% senior notes due 2017 and Cdn$200 million aggregate principal amount of 7 3/4% senior notes due 2016 (collectively, the “Notes”). The Company had previously announced its intent to issue an aggregate principal amount of US$300 million of US$ Note and Cdn$150 of Cdn$ Notes. The US$ Notes will be issued at a price of 98.534% of their principal amount and the Cdn$ Notes will be issue at a price of 98.670% of their principal amount.
     The Company intends to use the gross proceeds from the offering of the Notes to fund the purchase by Cascades Tenderco Inc., a newly formed wholly owned subsidiary of the Company pursuant to its previously announced tender offer, of up to US$650 million of the Company’s outstanding senior notes due 2013, which represents an increase of US$250 million being sought in the tender offer. The Company will use any remaining proceeds of the offering to pay fees and expenses in connection with the offering and the tender offer and otherwise for general corporate purposes, which may include the repayment of existing indebtedness, including outstanding senior notes due 2013 and indebtedness outstanding under the revolving portion of its credit facility.
     The Notes, including the guarantees of the Notes that will be issued by certain of the Company’s subsidiaries, are being offered only to qualified institutional buyers in reliance on the exemption from registration set forth in Rule 144A under the Securities Act, and outside the United States to non-U.S. persons in reliance on the exemption from registration set forth in Regulation S under the Securities Act and in reliance on the accredited investor exemption in Canada. The Notes and the related guarantees have not been registered under the Securities Act, or the securities laws of any state or other jurisdiction, and may not be offered or sold in the United States or Canada without registration or an applicable exemption from the Securities Act or applicable Canadian securities legislation.
     This press release shall not constitute an offer to sell, or the solicitation of an offer to buy, any securities, nor shall there be any sales of securities mentioned in this press release in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.
     Certain statements in this release are forward-looking statements (as such term is defined under applicable securities law, including the Private Securities Litigation Reform Act of 1995) based on current expectations. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions that may cause actual results to differ materially from those projected, including, but not limited to, the effect of general economic conditions, decreases in demand for the Company’s products, increases in raw material costs, fluctuations in selling prices and adverse changes in general market and industry conditions and other factors listed in the Company’s filings with the Securities and Exchange Commission and the Canadian Securities Administrator.
For further information:
Didier Filion,
Director, Investor Relations
Cascades
514-282-2697
Source:
Christian Dubé
Vice-President and Chief Financial Officer